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                                                                  EXHIBIT (a)(8)


DENVER, COLORADO, November 2, 2001. As previously announced, Madison Liquidity Investors 112, LLC, is tendering for units of limited partnership interest in CNL Income Fund VII Ltd, CNL Income Fund VIII Ltd, CNL Income Fund IX Ltd and CNL Income Fund X Ltd, subject to the terms of its Offer to Purchase, as supplemented. Madison has extended the expiration time of its offers to 5:00 p.m., New York time, on Friday, November 9, 2001. The offers were previously scheduled to expire at 5:00 p.m., New York time, on November 2, 2001. As of November 2, 2001, the following number of units of each Partnership have been tendered pursuant to the offers: CNL VII: 68,675 units; CNL VIII: 22,795 units; CNL IX: 3,323 units; and CNL X: 175 units.

On October 15th, Madison entered into an agreement with Sutter Capital Management, LLC pursuant to which, among other things, Madison has agreed that for a 90-day period ending January 13, 2002, except pursuant to its outstanding offers, neither it nor its affiliates will acquire any units in the Partnerships, solicit proxies with respect to such units or deposit them in a voting trust or similar arrangement. On October 30th, Sutter and certain affiliates commenced an offer to purchase units in the Partnerships and certain affiliated partnerships. The offer prices in the Sutter offer for units of the Partnerships are greater than those of Madison's offers, although the maximum numbers of units sought are each less than the corresponding numbers of Madison's offers.

Madison has filed an amendment to its tender offer materials relating to the offers containing additional information about the above arrangements. That amendment and other information is available on the internet at www.sec.gov and may also be obtained from the offices of the Securities and Exchange Commission.

Questions and requests for assistance or additional copies of the tender offer materials may also be directed to Madison Liquidity Investors 112, LLC, 6143 South Willow Drive, Suite 200, Greenwood Village, CO 80111.

Telephone
(800) 269-7313.